Filed Pursuant to Rule 433

Registration No. 333-269836

May 14, 2024

Pricing Term Sheet

Johnson & Johnson

3.200% Notes due 2032

3.350% Notes due 2036

3.550% Notes due 2044

Issuer:	Johnson & Johnson

Trade Date:	May 14, 2024

Expected Settlement Date:*	May 20, 2024 (T+4)

Format:	SEC Registered

Security:	3.200% Notes due 2032	3.350% Notes due 2036	3.550% Notes due 2044

Size:	€700,000,000	€800,000,000	€1,000,000,000

Maturity Date:	June 1, 2032	June 1, 2036	June 1, 2044

Coupon:	3.200%	3.350%	3.550%

Interest Payment Date:	Annually on June 1, beginning on June 1, 2024. (short first)	Annually on June 1, beginning on June 1, 2024. (short first)	Annually on June 1, beginning on June 1, 2024. (short first)

Price to Public:	99.932%	99.826%	99.649%

Underwriting Discount:	0.400%	0.450%	0.625%

Spread to Mid-Swap:	40 bps	55 bps	83 bps

Mid-Swap Rate:	2.810% (interpolated)	2.818% (interpolated)	2.745% (interpolated)

Yield to Maturity:	3.210%	3.368%	3.575%

Benchmark Security:	DBR 0.000% due February 15, 2032	DBR 0.000% due May 15, 2036	DBR 3.250% due July 4, 2042

Benchmark Security Price and Yield:	€82.73/ 2.476%	€73.35/ 2.617%	€107.42/ 2.726%

Spread to Benchmark Security:	73.4 bps	75.1 bps	84.9 bps

Make-Whole Call:	Comparable Government Bond Rate plus 15 bps	Comparable Government Bond Rate plus 15 bps	Comparable Government Bond Rate plus 15 bps

Par Call:	Any time on or after March 1, 2032	Any time on or after March 1, 2036	Any time on or after March 1, 2044

Tax Redemption:	Par call upon the occurrence of specified tax events described under the heading “Description of the Notes—Redemption for Tax Reasons” in the prospectus supplement

Expected Listing:	NYSE

Governing Law:	New York

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	Stabilization/FCA

Common Code:	282171848	282171902	282171953

CUSIP:	478160CY8	478160CZ5	478160DA9

ISIN:	XS2821718488	XS2821719023	XS2821719536

Expected Ratings:**	Aaa (stable) (Moody’s) / AAA (negative) (S&P)

Joint Book-Running Managers:	J.P. Morgan Securities plc Citigroup Global Markets Limited Deutsche Bank AG, London Branch Merrill Lynch International
Goldman Sachs & Co. LLC BNP Paribas HSBC Bank plc NatWest Markets Plc RBC Europe Limited

Senior Co-Managers:	Banco Santander, S.A. ING Bank N.V. Belgian Branch UBS AG London Branch UniCredit Bank GmbH

Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

Intesa Sanpaolo IMI Securities Corp.

MUFG Securities EMEA plc

Standard Chartered Bank

Academy Securities, Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Prohibition of Sales to EEA/UK Retail Investors:	Applicable.

MiFID II/UK MiFIR Target Market:  Eligible counterparties and professional clients only (all distribution channels).

*

We expect to deliver the Notes against payment therefore on or about May 20, 2024, which will be the fourth business day following the date of the pricing of the Notes (such settlement cycle being herein referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle T+4, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the second business day preceding the settlement date should consult their own advisers.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. This pricing term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated May 14, 2024 and the accompanying prospectus dated February 16, 2023 and the documents incorporated by reference therein.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities plc at +44-20 7134-2468 (Non-US investors), or J.P. Morgan Securities LLC collect at +1-212-834-4533 (US investors), Citigroup Global Markets Limited at 1-800-831-9146 or Deutsche Bank AG, London Branch at +1 800-503-4611.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive (EU) 2014/65 (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law of the United Kingdom by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (the “FSMA”), and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law of the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In the UK, this final pricing term sheet is only being distributed to and is only directed at (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or (3) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities of the Issuer may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “Relevant Persons”). In the UK, any investment or investment activity to which the Preliminary Prospectus Supplement relates is only available to, and the Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person in the UK who is not a Relevant Person should not act or rely on this final pricing term sheet or any of its contents.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.